

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

McKeel O Hagerty
Chief Executive Officer
Hagerty, Inc.
121 Drivers Edge
Traverse City, MI 49684

>   **Re: Hagerty, Inc.**
>   **Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on**
>   **Form S-3**
>   **Filed December 21, 2022**
>   **File No. 333-261810**

Dear McKeel O Hagerty:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1 on Form S-3 filed December 21, 2022

General

1.   We note that the Form S-1 declared effective on December 30, 2021 registered the resale of 271,039,456 shares of Class A Common Stock offered by you and up to 339,121,956 shares of Class A Common Stock offered by the selling securityholders named therein. You seek to now register via post-effective amendment the resale of 4,724,560 additional shares of Class A Common Stock underlying the BAG Units issued to Broad Arrow's U.S. Stockholders and 713,684 additional shares of Class A Common Stock issued to Broad Arrow's non-U.S. stockholders. Please explain why you believe you are permitted to register these additional securities by means of a post-effective amendment in light of Securities Act Rule 413(a). For guidance, refer also to Securities Act Rule Compliance

and Disclosure Interpretation 210.01.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Joy Mateo at 202-551-3465 or John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance